

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 20, 2017

Luisa Ingargiola
Chief Financial Officer
Avalon GloboCare Corp.
83 South Street, Suite 101
Freehold, NJ 07728

     Re: **Avalon GloboCare Corp.**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed July 7, 2017
             File No. 333-217809

Dear Ms. Ingargiola:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Common Stock Offered by Us, page 2

1. We note your response to comment 5 of our letter dated June 5, 2017. We reissue our comment. Based on disclosure in your risk factor entitled "There is no minimum raise required . . ." on page 15 and in your Use of Proceeds on page 19, it appears that if you raise $2,000,000 or less, you will use proceeds only for general and administrative expenses and working capital, and will not be able to implement your business plan. However, narrative disclosure on pages 2 and 19 states that if you sell any less than $5,000,000, you will utilize the proceeds in your operations, but will not be able to implement your business plan. Please reconcile these disclosures, and clarify the minimum amount you will need to be able to begin implementing your business plan, as opposed to only covering general and administrative expenses and working capital.

Terms of the Offering, page 21

2. This section describes the plan of distribution for the company's offering. Please consider adding this discussion to the discussion of the selling shareholder's plan of distribution under "Plan of Distribution" on page 51, or otherwise revising the title of this section to indicate that this is your plan of distribution for the company's offering and the section on page 61 is the plan of distribution for the selling shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 24
Stock-based Compensation, page 25

3. We note your response to prior comment ten where you stated that "the revaluation does not apply to these shares issued to the attorney and consultants." In this regard, please revise your registration statement to delete the last sentence in the second paragraph of your disclosure. This comment also applies to your related significant accounting policy in Note 3 on pages F-10 and F-28.

Cash Flows, page 30

4. We note that you removed your discussion of cash flows for the year ended December 31, 2016 as compared to the period from May 18, 2015 (date of inception) through December 31, 2015. Your discussion of cash flows should be provided for both the annual and interim periods. Please revise your registration statement to reinstate your previous disclosure.

Consolidated Financial Statements, page F-1

Note 11 – Commitments and Contingencies, page F-35
Real property purchase agreement, page F-36

5. Please expand your disclosure to address the business purpose for purchasing the property.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Stephen M. Fleming, Esq.